[Venoco letterhead]

November 13, 2006

H. Roger Schwall
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

BY EDGAR AND FACSIMILE

  Re:
  Venoco, Inc. Registration Statement on Form S-1

Dear Mr. Schwall:

        Pursuant to Rule 461 of the Securities Act of 1933, as amended, Venoco, Inc. (the "Company") hereby requests acceleration of the effective date of the above-referenced Registration Statement, so that it may become effective at 10:00 a.m. Eastern Time on November 16, 2006, or as soon thereafter as practicable.

        The Company acknowledges that:

  •
  Should the Securities and Exchange Commission (the "Commission") or its staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

  •
  The action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the Registration Statement; and

  •
  The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact John Elofson of Davis Graham & Stubbs LLP at (303) 892-7335 should you have any questions or comments.

Very truly yours,
VENOCO, INC.
By:	/s/ TERRY L. ANDERSON Name: Terry L. Anderson Title: General Counsel